Exhibit 99.1

ELBIT IMAGING LTD. CONSUMMATES DEBT RESTRUCTURING AND CALLS
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Tel Aviv, February 20, 2014, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that, further to its announcement on January 2, 2014 regarding the Tel-Aviv Jaffa District Court’s (the “Court”) approval of the plan of arrangement with its unsecured financial creditors (respectively, the “Arrangement” and “Court Ruling”), the closing of the Arrangement (the “Closing”) took place today (February 20, 2014). As part of the Arrangement, 509,713,459 ordinary shares were issued to the Company’s unsecured financial creditors, out of which 9,090,122 ordinary shares were issued at the Closing and deposited in trust for the benefit of Bank Leumi Le Israel B.M. (“Bank Leumi”), due to the ongoing dispute between the Company and Bank Leumi regarding the validity of certain pledges registered in Bank Leumi’s favor.

Immediately following the Closing, as contemplated by the Arrangement, (i) the closing of the refinancing agreement (“Refinancing Agreement”) between the Company and Bank Hapoalim B.M (“Bank Hapoalim”) as described in the Company’s announcements on November 14, 2013, November 26, 2013 and December 30, 2013, was held, at which 16,594,036 ordinary shares were issued to Bank Hapoalim, and (ii) the warrant to purchase ordinary shares of the Company issued to Eastgate Property LLC, as described in the Company's announcement on September 25, 2011 and amended as described in the Company’s announcement on April 6, 2012 (the “Warrant”), was exercised for 1,924,215 ordinary shares and terminated.

Following the Closing, the issued and outstanding share capital of the Company consists of 553,134,519 ordinary shares and the total corporate level debt (excluding the disputed debt to Bank Leumi) amounted to NIS835 million ($237 million) and consists of the following:

•
NIS 448 million (approximately $127 million) aggregate principal amount of Series H notes and NIS 218 million (approximately $62 million) aggregate principal amount of Series I notes (out of which approximately NIS 8 million principal amount of Series H notes and approximately NIS 3.9 million principal amount of Series I notes were issued at the Closing and deposited in trust for the benefit of Bank Leumi due to the abovementioned dispute); and

•	Approximately $48 million (approximately NIS 169 million) principal amount of secured debt to Bank Hapoalim under the Refinancing Agreement.

As described in the Company's announcement dated February 10, 2014, the creation and registration of collateral securing the Series H and Series I notes is scheduled to be completed within 45 business days following the Closing.

Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054

Extraordinary General Meeting

Furthermore, in accordance with the Court Ruling and a subsequent ruling issued by the Court on February 12, 2014 (the “Subsequent Ruling”), the Company has scheduled a general meeting of shareholders to take place on Thursday, March 13, 2014 at 11:00 a.m. (Israel time), at the offices of the Company, located at 5 Kinneret Street, 32nd Floor, Bnei-Brak, Israel (the “Meeting”), telephone: +972-3-608-6078. The record date for the Meeting is expected to be March 4, 2014.

The agenda of the Meeting is to elect up to seven members of the Company's Board of Directors, in place of the current directors who are not external directors. The Company's external directors, Mr. Zvi Tropp and Mrs. Elina Frenkel Ronen, will continue to serve their respective three-year terms.

The election of each nominee requires the approval of a simple majority of the shares voted on the matter. If more than seven individuals are duly nominated and approved, the seven nominees receiving the highest number of votes will be elected.

In accordance with the Subsequent Ruling, proxy statements describing the proposal on the agenda and proxy cards for use by shareholders that cannot attend the meeting in person will not be mailed to shareholders. Instead, they will be filed electronically on the Securities and Exchange Commission's EDGAR website on Form 6-K on or about February 27, 2014. Each shareholder who is unable to attend the meeting in person will be required to print, complete, date and sign the proxy card and deliver it to the Company as described in the proxy statement. Any shareholder who holds ordinary shares in "street name" will be required to contact the broker and receive a proxy to vote the shares on behalf of the broker as well as a statement from such broker that it did not vote such shares, and return such proxy and statement along with their proxy card to the Company as described in the proxy statement.  The voting of shares held through a member of the Tel Aviv Stock Exchange Clearinghouse will follow customary Israeli procedures.

Shareholders holding at least one percent (1%) of the Company’s voting power on the record date for the Meeting (i.e., 5,531,345 ordinary shares) who wish to nominate directors for election at the Meeting are encouraged to do so by notifying the Board of Directors via hand delivery or registered mail (at 5 Kinneret Street, Bnei-Brak, Israel) or facsimile (at +972-3-608-6050), no later than February 27, 2014 at 11:00 a.m. (Israel time). Any such nomination must include a brief biography of the nominee, the consent of the nominee to serve, a signed declaration of the nominee that complies with Section 224B of the Israeli Companies Law and indicates whether or not (and if not, the reasons why) the nominee would qualify as an independent director under the Companies Law and the Listing Rules of the NASDAQ Stock Market, the name and contact information of the nominating shareholder(s) and evidence of the requisite share ownership in the Company. The required forms may be downloaded from the Company's website at:  www.elbitimaging.com under: “Investor Relations - Company Presentation”.

Miscellaneous

Any claims for the reimbursement of expenses incurred by unsecured financial creditors in connection with the Arrangement pursuant to Section 18 thereof, should be brought to the Company’s attention no later than March 6, 2014 at 5:00 p.m. (Israel time), in accordance with the procedures described on  the Company's website at:  www.elbitimaging.com,  under: “Investor Relations - Company Presentation - Debt Claims”.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Shimon Yitzhaki
Chairman of the Board of Directors
Tel: +972-3-608-6048
shimony@elbitimaging.com